EXHIBIT 99.1

XORTX Reminds Shareholders of Voting Deadline for Upcoming Annual and Special Meeting of Shareholders

CALGARY, Alberta, Sept. 06, 2024 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, reminds shareholders of the upcoming deadline to vote at the Company’s Annual General and Special Meeting (the "Meeting"), which is scheduled to be held on September 12, 2024.

The Board of Directors of XORTX recommends that Shareholders vote FOR ALL proposed items

At the Meeting, shareholders will be asked vote on the following agenda items for the ensuing year:

  fix the number of directors at seven;
  elect the board of directors;
  appoint the auditor; and
  approve the Company’s amended Stock Option Plan.

Additionally, leading independent proxy advisory firm Institutional Shareholder Services Inc. (ISS) has recommended Shareholders vote “FOR” all the proposed resolutions at the upcoming Meeting.

     Your vote is important no matter how many shares you hold. Vote today.

The proxy voting deadline is 10:00 am (Calgary time) on Tuesday, September 10, 2024.

Meeting Details

XORTX will hold the Meeting on September 12, 2024, at 10:00 am (Calgary Time) at the offices of the Company at 3710 – 33rd Street NW, Calgary.

Please visit the Company’s website complete details and links to all relevant documents ahead of the Meeting at the link below:

https://www.xortx.com/investors/news-events/ir-calendar/detail/7671/annual-and-special-meeting-of-shareholders.

Questions & Voting

If you have questions about the meeting matters or require voting assistance please contact XORTX‘s proxy solicitation agent, Laurel Hill Advisory Group at:

North American Toll Free: 1-877-452-7184 (1-416-304-0211 outside North America)
Email: assistance@laurelhill.com

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Kim Golodetz, LHA Investor Relations
kgolodetz@lhai.com or +1 212 838 3777

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to obtain additional financing; the accuracy of our estimates regarding expenses, future revenues and capital requirements; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.